Filed Pursuant to Rule 253(g)(2)
File No. 024-10691

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

SUPPLEMENT NO. 1 DATED JUNE 6, 2017
TO THE OFFERING CIRCULAR DATED MAY 3, 2017

This document supplements, and should be read in conjunction with, the offering circular of Fundrise For-Sale Housing eFUND – Los Angeles CA, LLC (the “Company”, “we”, “our” or “us”), dated May 3, 2017 and filed by us with the Securities and Exchange Commission (the “Commission”) on May 10, 2017 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset Acquisition;
•	Promissory Grid Note.

Asset Acquisition

Acquisition of Controlled Subsidiary Investment – Neighborhood Partners 1, LLC

On May 31, 2017, we directly acquired ownership of a “majority-owned subsidiary”, Neighborhood Partners 1, LLC (the “Fundrise eFUND - La Vista - Controlled Subsidiary”), for an initial purchase price of $404,625, which is the initial stated value of our equity interest in the Fundrise eFUND - La Vista Controlled Subsidiary (the “La Vista Investment”). The Fundrise eFUND - La Vista- Controlled Subsidiary used the proceeds to acquire an existing two bedroom, one bathroom, 697 square foot home located in the East Hollywood neighborhood of Los Angeles at 5133 La Vista Court, Los Angeles, CA, (the “La Vista Property”). The closing of both the La Vista Investment and the La Vista Property occurred concurrently.

The La Vista Investment was funded with $404,400 in proceeds from that certain Promissory Grid Note by and between us and the sponsor.

The Fundrise eFUND - La Vista - Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the La Vista Investment (the “La Vista Operative Agreements”), we have full authority for the management of the Fundrise eFUND - La Vista - Controlled Subsidiary, including the La Vista Property. In addition, Fundrise Lending, LLC, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 2.0% of the La Vista Investment, paid directly by the Fundrise eFUND - La Vista - Controlled Subsidiary.

In addition to the purchase price of $404,625, we anticipate additional hard costs of approximately $142,655 to the planned renovation, including additional soft costs bringing the total projected project cost for the La Vista Property to approximately $547,280. There can be no assurance that the anticipated completion cost will be achieved.

The La Vista Investment is anticipated to be held for 12 months, including sale upon completion of renovation improvements. We believe the property will be able to achieve up to a 22% profit margin upon sale based on a $715,000 or $1,025 PSF sellout price. However, there can be no assurance that such value will be achieved.

The La Vista Investment thesis is based primarily upon the site’s improving location, physical barriers to entry, basis and market sales for comparable homes in the immediate submarket. The East Hollywood neighborhood is among the densest neighborhoods in Los Angeles, creating natural barriers to entry not found in other parts of Los Angeles. The East Hollywood neighborhood is considered to be highly walkable, with most amenities within walking distance of the La Vista Property.

In addition to attractive walkability and density, East Hollywood's prime location provides residents and visitors with convenient access to the entire metro L.A. area. The Hollywood (US-101), Golden State (I-5), Ventura (SR-170), and Glendale (SR-2) freeways are the main arteries serving the community. The MetroRail (Red Line) subway system links North Hollywood to downtown Los Angeles, providing residents a convenient commute to this major employment center. Hollywood is Los Angeles County's top tourist destination, attracting millions of tourists annually. West Hollywood's legendary Sunset Strip, is among the top-ten most popular attractions in Southern California. Other attractions include the Hollywood Boulevard Walk of Fame, Grauman's Chinese Theatre, the famous Hollywood sign, Universal Studios, Universal CityWalk, and Griffith Park.

We believe these strong market fundamentals will continue to make the East Hollywood submarket a desirable investment location.

Promissory Grid Note

On May 26, 2017, we entered into a Promissory Grid Note (the “Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Promissory Grid Note, our Manager’s independent representative reviewed and approved of the terms of the Promissory Grid Note.

Availability

The Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of May 31, 2017, there were five (5) other similar promissory grid notes outstanding.

Collateral

The Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Promissory Grid Note is due and payable on July 31, 2017.

Purpose

While there are no restrictions on the use of the proceeds received under the Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Promissory Grid Note does not purport to be complete.